UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

(Name of Issuer)

Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

LSR - Pension Fund for State Employees

(aka) Lifeyrissjodur Starfs Manna Rikisins Division A

Engjateigur II, 105 Reykjavik, Iceland

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N/A

1.	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) LSR – Pension Fund for State Employees (aka Lifeyrissjodur Starfs Manna Rikisins Division A)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,200,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,200,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) FI

CUSIP No.: N/A

Item 1.

	(a)	Name of Issuer New Mountain Guardian III BDC, L.L.C.
	(b)	Address of Issuer’s Principal Executive Offices 1633 Broadway, 48th Floor New York, NY 10019

Item 2.

	(a)	Name of Person Filing LSR - Pension Fund for State Employees (aka) Lifeyrissjodur Starfs Manna Rikisins Division A
	(b)	Address of the Principal Office or, if none, Residence Engjateigur II, 105 Reykjavik, Iceland
	(c)	Citizenship Iceland
	(d)	Title of Class of Securities Units of Limited Liability Company Interests
	(e)	CUSIP Number N/A

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 3,200,000
	(b)	Percent of class: 3.5%
	(c)	Number of shares as to which the person has: 3,200,000
		(i)	Sole power to vote or to direct the vote: 3,200,000
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 3,200,000
		(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No.: N/A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/18/2022
Date

/s/ Brynja Gunnlaugsdottir
Signature

Brynja Gunnlaugsdottir, Investment Manager
Name/Title